Parlux Fragrances, Inc.
5900 N. Andrews Avenue, Suite 500
Fort Lauderdale, Florida  33309

April 4, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Registration Statement on Form S-3
(SEC Registration No. 333-170380) (the "Registration Statement")

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), Parlux Fragrances, Inc. ("Parlux") requests that the effectiveness of the Registration Statement referenced above be accelerated to 4:00 p.m. on April 6, 2011 or as soon as reasonably practicable thereafter.

As requested, Parlux acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Parlux from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	Parlux may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

PARLUX FRAGRANCES, INC.

By:	/s/ Raymond J. Balsys
Raymond J. Balsys
Vice President and Chief Financial Officer